Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions, Except Ratios)

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
Earnings:
Net earnings	$338.4	$300.8	$240.2	$145.9	$340.0
Provision for income taxes	120.9	48.7	35.7	41.1	81.5
Amortization of capitalized interest	0.2	0.1	0.1	0.2	0.7
Fixed charges excluding interest capitalized	22.5	23.0	37.9	47.7	50.9

Total	482.0	372.6	313.9	234.9	473.1

Fixed Charges:
Interest expense (gross of interest income)	12.1	13.0	28.9	39.3	41.9
Amortization of deferred financing expense	0.3	0.3	0.7	1.4	2.0
Interest capitalized	1.8	0.2	1.4	3.4	2.1
Interest component of rental expense	10.1	9.7	8.3	7.0	7.0

Total	24.3	23.2	39.3	51.1	53.0

Ratio of Earnings to Fixed Charges	19.8	16.1	8.0	4.6	8.9